Filed by Apollo Tactical Income Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Apollo Senior Floating Rate Fund Inc.

File No. 333-254419

Date: July 16, 2021

9 West 57th Street

43rd Floor

New York, NY 10019

YOUR PARTICIPATION IS IMPORTANT You have until August 8, 2021, at 11:59 p.m. Eastern Time to vote your shares. PLEASE VOTE TODAY using the link that accompanied this letter.

Dear Apollo Senior Floating Rate Fund Inc. Holder:

According to our latest records, your proxy vote relating to the Apollo Senior Floating Rate Fund Inc. (“AFT”) Special Meeting of Shareholders has not yet been received.

AFT appreciates your investment and asks for your vote on the following items:

Proposal 1(A)	The reorganization of AFT into AIF, including the transfer of all of the assets of AFT to AIF, the deregistration of AFT as an investment company pursuant to the Investment Company Act of 1940, as amended, and the dissolution of AFT under Maryland law.	Vote FOR

Proposal 1(B)	In the event that the proposed Reorganization fails to obtain the necessary stockholder votes, the amendment of AFT’s fundamental investment restriction with respect to making loans.	Vote FOR

If you have any questions please contact our proxy solicitor Alliance Advisors toll free at: 855-200-8397.

If you have recently mailed your proxy card or cast your vote by phone or internet, please accept our thanks and disregard this request.

Sincerely,

Joseph D. Glatt

Chief Legal Officer